

December 5, 2012

Via E-mail
Chungmai Kang
Chief Financial Officer
Tsingda eEDU Corporation
No. 39, Block 74, Lugu Rd.
Shingjingshan District,
Beijing, PR China 101105

      Re: **Tsingda eEDU Corporation**
               Form 10-K for Fiscal Year Ended December 31, 2011
               Filed March 30, 2012
               Response dated December 3, 2012
               File No. 000-52347

Dear Mr. Kang:

We have reviewed your response dated December 3, 2012 and have the following comment.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

"Contracts we have entered into or may enter into with any third parties…," page 36

1. We note your response to comment 3 from our letter dated November 16, 2012 and your proposed disclosure that a company may only engage in business within its permitted business scope. We also note your statement that if the company's business falls within a restricted, prohibited or controlled category as established by the PRC government, a PRC court could terminate all contracts relating to such business. Please expand your disclosure, if true, to clearly state that the contracts that may be terminated in such circumstances include the contractual arrangements between Tsingda Education and Tsingda Management, which are the basis for all of your current operations and revenue. In addition, please expand your disclosure to identify any possible penalties you may incur for conducting business outside the scope of Tsingda Education's license even if such business is not within the restricted, prohibited or controlled categories established by the PRC government.

Please contact Jessica Plowgian, Attorney-Adviser at (202) 551-3367 or Celeste M. Murphy, Legal Branch Chief at (202) 551-3257 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director

cc: Via E-mail
    Adam Mimeles, Esq.